Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS HELD ON MARCH 3, 2026

References are made to the Notice of the Extraordinary General Meeting (the “EGM”), the Notice of Class A Meeting (the “Class A Meeting”) and the Notice of Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) each dated January 26, 2026 (collectively, the “Notices”) and the circular to the holders of Company’s Shares (the “Shareholders”) of even date (the “Circular”) of Hesai Group (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

1.	Poll results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held shortly after the conclusion of the Class B Meeting, on March 3, 2026 at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China.

All resolutions proposed at the EGM have been duly passed. As of the Shares Record Date, the total number of issued Shares was 157,142,211 Shares, comprising 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the EGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favour of any resolution proposed at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 6 proposed at the EGM was 157,142,211 Shares, comprising 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares. As at the date of this announcement, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the EGM.

Treasury shares, if any, registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

According to the Company’s second amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) and the Undertaking for Interim Compliance, with regard to the resolutions numbered 1 to 6, each Class A Ordinary Share shall entitle its holder to ten votes and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the EGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the EGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)[1]			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[2]
1.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Articles (as set out in Part A of Appendix I to the Circular), subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.	Class A Ordinary Shares	269,988,610 (100.0000%)	0 (0.0000%)	0 (-)	26,998,861	269,988,610
		Class B Ordinary Shares	98,455,258 (99.6825%)	313,614 (0.3175%)	240,634 (-)	98,768,872	98,768,872
		TOTAL NUMBER (CLASS A & CLASS B)	368,443,868 (99.9150%)	313,614 (0.0850%)	240,634 (-)	125,767,733	368,757,482
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)[1]			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[2]
2.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Articles (as set out in Part B of Appendix I to the Circular) (to take effect if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting), and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.	Class A Ordinary Shares	Not applicable as the Class-based Resolution was passed at both the Class A Meeting and the Class B Meeting.
		Class B Ordinary Shares
		TOTAL NUMBER (CLASS A & CLASS B)
ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)[1]			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[2]
3.	To approve the re-designation of 50,000,000 authorized but unissued and un-designated shares into Class B Ordinary Shares on a one-for-one basis.	Class A Ordinary Shares	269,988,610 (100.0000%)	0 (0.0000%)	0 (-)	26,998,861	269,988,610
		Class B Ordinary Shares	98,228,415 (99.4003%)	592,581 (0.5997%)	188,510 (-)	98,820,996	98,820,996
		TOTAL NUMBER (CLASS A & CLASS B)	368,217,025 (99.8393%)	592,581 (0.1607%)	188,510 (-)	125,819,857	368,809,606
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)[1]			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[2]
4.	To grant a general mandate to the Directors to allot, issue and deal with additional Class B Ordinary Shares in the Company not exceeding 20% of the total number of issued shares of the company (excluding treasury shares).	Class A Ordinary Shares	269,988,610 (100.0000%)	0 (0.0000%)	0 (-)	26,998,861	269,988,610
		Class B Ordinary Shares	66,020,248 (66.8003%)	32,812,053 (33.1997%)	177,205 (-)	98,832,301	98,832,301
		TOTAL NUMBER (CLASS A & CLASS B)	336,008,858 (91.1035%)	32,812,053 (8.8965%)	177,205 (-)	125,831,162	368,820,911
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
5.	To grant a repurchase mandate to the Directors to repurchase Class B Ordinary Shares in the Company not exceeding 10% of the total number of issued shares of the Company (excluding treasury shares).	Class A Ordinary Shares	269,988,610 (100.0000%)	0 (0.0000%)	0 (-)	26,998,861	269,988,610
		Class B Ordinary Shares	98,034,644 (99.1914%)	799,200 (0.8086%)	175,662 (-)	98,833,844	98,833,844
		TOTAL NUMBER (CLASS A & CLASS B)	368,023,254 (99.7833%)	799,200 (0.2167%)	175,662 (-)	125,832,705	368,822,454
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
6.	To extend the general mandate granted to the Directors to allot, issue and deal with Class B Ordinary Shares by the number of Class B Ordinary Shares repurchased by the Company.	Class A Ordinary Shares	269,988,610 (100.0000%)	0 (0.0000%)	0 (-)	26,998,861	269,988,610
		Class B Ordinary Shares	67,004,482 (67.7969%)	31,826,760 (32.2031%)	178,264 (-)	98,831,242	98,831,242
		TOTAL NUMBER (CLASS A & CLASS B)	336,993,092 (91.3706%)	31,826,760 (8.6294%)	178,264 (-)	125,830,103	368,819,852
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

[1]	Any discrepancy in sums of percentage figures listed therein are due to rounding.
[2]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the EGM.

2.	Poll results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 1:30 p.m., Beijing time, on March 3, 2026 at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China. The resolution proposed at the Class A Meeting has been duly passed.

As of the Shares Record Date, the Company had a total of 26,998,861 Class A Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class A Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution proposed at the Class A Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 26,998,861 Class A Ordinary Shares, representing 100.0000% of the total number of Class A Ordinary Shares carrying voting rights.

The voting results in respect of the resolution proposed at the Class A Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	26,998,861	100.0000%	0	0.0000%	0	(-)
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favour thereof .

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class A Meeting.

3.	Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held shortly after the conclusion of the Class A Meeting, on March 3, 2026 at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China. The resolution proposed at the Class B Meeting has been duly passed.

As of the Shares Record Date, the Company had a total of 130,143,350 Class B Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class B Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution proposed at the Class B Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 94,727,468 Class B Ordinary Shares, representing approximately 72.7870% of the total number of Class B Ordinary Shares in the Company carrying voting rights.

The voting results in respect of the resolution proposed at the Class B Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN1
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.	94,414,784	99.6699%	312,684	0.3301%	237,137	(-)
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favour thereof

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class B Meeting.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM and the Class Meetings.

The following Directors attended the EGM and the Class Meetings in person or via electronic means: Dr. Yifan Li and Ms. Cailian Yang. The other Directors were unable to attend the EGM and Class Meetings due to other business commitments.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, March 3, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

* For identification purpose only